

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2020

Zongyi Lian
Chief Executive Officer
Wetouch Technology Inc.
No.29, Third Main Avenue, Shigao Town, Renshou County
Meishan, Sichuan, China

> **Re: Wetouch Technology Inc.**
> **Registration Statement on Form 10**
> **Filed October 15, 2020**
> **File No. 000-56215**

Dear Mr. Lian:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mark Crone, Esq.